Mail Stop 3010

December 3, 2009

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

Re: **ABM Industries Incorporated**
        Form 10-K for the year ended October 31, 2008
        Filed December 22, 2008
        File No. 001-08929

Dear Mr. James Lusk:

        We have reviewed your response letter dated November 20, 2009 and have the
following additional comments. Where indicated, we think you should revise your
documents in response to these comments.   If you disagree, we will consider your
explanation as to why our comments are inapplicable or a revision is unnecessary.
Provide to us the information requested if indicated and please be as detailed as necessary
in your explanation.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008

Financial Statements and Notes

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 43

Allowance For Doubtful Accounts, page 44

1. Your response to comment two indicates that the $6.1 million increase in your
    allowance for doubtful accounts relates to the receivable balance associated with
    the OneSource acquisition. However we further note that only 48.7% of the
    increase in receivables greater than 90 days past due was related to services
    provided by OneSource. Given that an additional $12 million in gross accounts
    receivable over 90 days past due was attributed to new business and expansion to
    existing customers, please tell us how you determined the adequacy of your
    allowance for doubtful accounts.

Note 2 – Insurance, page 48

2. We considered your response to comment three. Additionally, we note in your Form 10-Q for the nine months ended July 31, 2009, that your insurance reserve increased by $3.5 million. Please clarify the circumstances that resulted in an increase your insurance reserve in 2009 which were not present during fiscal year 2008 and expand your discussion of the reason for the change in the trend in future filings.

Note 8 – Other Commitments, pages 53-54

3. We considered your response to comment four. Specifically we note your references to ASC 605-25 and ASC 840-20-25-1 related to multiple-element revenue arrangements and operating leases, respectively, and we question the applicability of those references to your accounting for these costs. We have the following additional comments:

   - We note your reference to paragraph 31 of CON 6 which states that rights to receive services in future periods can be assets. Describe how you determined that the transition costs represent rights to receive future services as it appears that the transition services were performed at the beginning of the contract period. In this regard, also tell us how you considered paragraph 147 of CON 6 related to expense recognition.
   - Tell us what portion of your total deferred expense relates to transition services as of October 31, 2007.
   - Please advise us of how the canceled services will be executed going forward.

Note 13 – Discontinued Operations, pages 61-62

4. We note in your response to comment six that you did not place any weight on the informal offer and other discussions with third parties concerning the potential sale of the Lighting reporting unit when estimating fair value as of October 31, 2007. We also note that you sold the reporting unit in 2008 for less than the carrying value. Please tell us the amount of the informal offer relative to the carrying value of the reporting unit. To the extent that your informal offer was less than the carrying value of the reporting unit, explain why this offer was not considered when estimating the fair value. Tell us how your assessment of the potential buyer's ability to raise an appropriate amount of financing impacts your consideration of this offer when estimating fair value.

5. We further note in your response to comment six that you estimated the fair value of the Lighting reporting unit as of October 31, 2007 using a discounted cash flow

model. We have the following follow up comments related to the assumptions used in the model:

- Provide your basis for assuming an increase in revenue growth from (0.2)% in 2008 to 7% in 2009 through 2018, particularly given a history of declining revenues. Address your consideration of the informal offer received and the current economic conditions.
- Describe your basis for assuming that Cost of Goods Sold, Selling and Marketing and G&A expenses as a percentage of revenues will decrease from 2008 despite an assumed increase in revenues. Tell us the main drivers of your expense reductions as a percentage of revenues and how you intend to sustain them.
- Tell us your basis for assuming a 4% terminal year growth factor in order to normalize your debt-free cash flow into perpetuity.

6. We note that your response to comment seven indicates that the fair values of each of the remaining reporting units were substantially in excess of their respective carrying values. However, we also note that the sum of the reporting units' fair values is significantly in excess of your market capitalization at that time. Please tell us what consideration you gave to this significant difference in evaluating the reasonableness of the underlying fair values of your reporting units and provide us with the reasons for the difference. This may be an indication that your cash flow models have not fully considered the risk associated with those cash flows. Please tell us the methods you used to determine the fair values, the key assumptions used for each reporting unit, and your basis for those assumptions. Also tell us if you utilized one scenario or multiple probability weighted scenarios in your cash flow analyses.

Note 20 – Subsequent Event, page 65

7. We considered your response to comment eight and note your reference to ASC 450-30-25-1 with respect to accounting for gain contingencies. The recognition guidance in ASC 450-30-25-1 was interpreted in EITF 01-10 which makes a distinction between the recognition of (a) gain contingencies related to the recovery of a contingent loss where the recovery is less than or equal to the contingent loss and (b) recoveries in excess of the related contingent loss or gain contingencies not related to the recovery of a contingent loss. Please tell us how you considered this interpretation in your analysis.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant